Exhibit 99.1

HUB Cyber Security Secures Continued Nasdaq Listing, Marking an Important Milestone

Nasdaq Hearings Panel Grants HUB Cyber Security Continued Listing on Nasdaq

TEL AVIV, Israel – February 28, 2025 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a global leader in confidential computing and secured data fabric technology, announced today that following a thorough review and analysis of the Company’s history, recent successful achievements and positive outlook, the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request to continue its listing on The Nasdaq Stock Market (“Nasdaq”).

In making its decision, following a hearing with the Company on February 6, 2025, the Panel considered the Company’s entire record, including background information about the Company, its business description, financial information, market data and compliance history.

Based on the information presented to the Panel, including the Company’s success, as of February 7, 2025, in bringing its market value of listed securities (MVLS) above the $35 million minimum, the Panel granted the Company’s request for continued listing on Nasdaq, subject to the Company filing an application to transfer to The Nasdaq Capital Market by March 5, 2025, and demonstrating compliance with the minimum bid price and the market value of listed securities (MVLS) requirements by March 31, 2025.

The Company intends to fully meet these requirements by the aforementioned date, thus re-achieving compliance and remaining listed on Nasdaq without any interruption to its regular trading.

Noah Hershcoviz, CEO of HUB Cyber Security, stated: “This decision highlights our financial resilience, operational strength, and unwavering dedication to delivering shareholder value. Maintaining Nasdaq compliance and ensuring uninterrupted trading are key priorities for our shareholders, and we are fully committed to strengthening investor confidence. With this milestone achieved, we are more focused than ever on executing our growth strategy, fostering innovation, and driving long-term value for both our investors and customers.”

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas, and the expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards by the applicable deadline and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (NASDAQ: HUBC) is a global leader in confidential computing and cybersecurity solutions, delivering advanced data protection for enterprises and governments worldwide. For more information, visit www.hubsecurity.com.

Investor Relations

Lytham Partners

Ben Shamsian
646-829-9701
shamsian@lythampartners.com